FOR IMMEDIATE RELEASE	May 20, 2022

Micromem Announces Closing of Private Placement

Toronto, Ontario and New York, New York, May 20, 2022 - Micromem Technologies Inc. ("Micromem" or the "Company") (CSE: MRM, OTCQB: MMTIF) announces the closing of its private placement (the "Private Placement") of common shares and convertible debentures for aggregate gross proceeds of CDN$282,000.  The Company has placed a total of 1,800,000 common shares at CDN$0.05 per share raising gross proceeds of CDN $90,000. In addition, Micromem has placed three convertible debentures raising gross proceeds of CDN$192,000, with each debenture bearing an interest rate of twelve percent (12%) per annum compounded daily, with a conversion option at $0.05 per share and maturing in 12 months The Issuer intends to use the Private Placement proceeds for general working capital.  All securities issued pursuant to the Private Placement are subject to a four-month holding period. The Private Placement remains subject to final regulatory approvals.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTC QB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:  NASD OTC-QB - Symbol: MMTIF

CSE - Symbol: MRM

Shares issued: 449,659,657

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com